FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Six-month Period Ended September 30, 2022
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 27, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Six-month Period Ended September 30, 2022 (IFRS, Consolidated)
October 27, 2022

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of securities report submission: November 4, 2022
Scheduled date of dividend payment commencement: December 1, 2022
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Six-month Period Ended September 30, 2022 (April 1 to September 30, 2022)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Six-month Period Ended September 30, 2022	1,974,771	10.1	254,953	(26.3)	220,022	(22.6)	166,753	(9.2)
Six-month Period Ended September 30, 2021	1,794,423	12.8	345,979	60.5	284,425	126.5	183,721	112.2

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Six-month Period Ended September 30, 2022	166,756	(9.2)	1,163,590	330.5	107.62		106.88
Six-month Period Ended September 30, 2021	183,648	112.2	270,288	319.4	117.08		116.40

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Six-month Period Ended September 30, 2022	625.2	28.7	288
Six-month Period Ended September 30, 2021	485.7	(4.3)	214

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of September 30, 2022	14,588,847	6,713,489	6,712,929	46.0	4,318.32
As of March 31, 2022	13,178,018	5,683,523	5,683,019	43.1	3,665.61

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2022	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2023	—	90.00
For the Fiscal Year Ending March 31, 2023 (Projection)			—	90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2023 (April 1, 2022 to March 31, 2023)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2023	3,930,000	10.1	530,000	15.0	426,000	40.8	307,000	33.4	197.83

	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2023	3,930,000	14.9	1,180,000	23.5	525
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

FY2022 Management Guidance
Core Growth at Constant Exchange Rate
Core Revenue Growth	Low-single-digit growth
Core Operating Profit Growth	High-single-digit growth
Core EPS Growth	High-single-digit growth

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
September 30, 2022	1,582,288,725 shares
March 31, 2022	1,582,252,525 shares

2) Number of shares of treasury stock at period end:
September 30, 2022	27,766,039 shares
March 31, 2022	31,891,746 shares

3) Average number of outstanding shares (for the six-month period ended September 30):
September 30, 2022	1,549,478,885 shares
September 30, 2021	1,568,497,730 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Six-month Period Ended September 30, 2022 (3) Outlook for the Fiscal Year Ending March 31, 2023" on page 9.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on October 27, 2022, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
1. Financial Highlights for the Six-month Period Ended September 30, 2022
(1) Business Performance
(i) Consolidated Financial Results (April 1 to September 30, 2022)

	Billion JPY or percentage
	FY2021 H1	FY2022 H1	Change versus the same period of the previous fiscal year
				Actual % Change	CER % Change*1
Revenue	1,794.4	1,974.8	180.3	10.1%	(2.3)%
Cost of sales	(517.1)	(598.3)	(81.3)	15.7%	3.9%
Selling, general and administrative expenses	(431.9)	(480.2)	(48.4)	11.2%	(1.4)%
Research and development expenses	(254.1)	(297.8)	(43.7)	17.2%	1.4%
Amortization and impairment losses on intangible assets associated with products	(205.5)	(273.6)	(68.1)	33.1%	13.2%
Other operating income	19.5	13.5	(6.1)	(31.0)%	(36.9)%
Other operating expenses	(59.4)	(83.4)	(23.9)	40.2%	22.0%
Operating profit	346.0	255.0	(91.0)	(26.3)%	(30.7)%
Finance income and (expenses), net	(58.0)	(33.6)	24.5	(42.2)%	(35.2)%
Share of loss of investments accounted for using the equity method	(3.5)	(1.4)	2.2	(61.3)%	(76.7)%
Profit before tax	284.4	220.0	(64.4)	(22.6)%	(29.2)%
Income tax expenses	(100.7)	(53.3)	47.4	(47.1)%	(44.1)%
Net profit for the period	183.7	166.8	(17.0)	(9.2)%	(21.1)%
*1 Please refer to (ii) Core Results (April 1 to September 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Revenue. Revenue for the six-month period ended September 30, 2022 was 1,974.8 billion JPY, an increase of 180.3 billion JPY, or 10.1% (CER % change: -2.3%), compared to the same period of the previous fiscal year. The increase is primarily attributable to growth from business momentum and favorable foreign exchange rates, offsetting the decrease of revenue in the current period due to the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue in the same period of the previous fiscal year.
Revenue of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) increased by 315.6 billion JPY, or 22.0%, compared to the same period of the previous fiscal year, to 1,750.2 billion JPY. Each of our core therapeutic areas, except Oncology, contributed to positive revenue growth due to growth from business momentum and favorable foreign exchange rates. Generic erosion and intensified competition impacted certain Oncology products in the current period.
Revenue outside of our core therapeutic areas significantly decreased by 135.2 billion JPY, or 37.6%, compared to the same period of the previous fiscal year to 224.6 billion JPY, largely due to the aforementioned non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan recorded as revenue in the same period of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2021 H1	FY2022 H1	Change versus the same period of the previous fiscal year
Revenue:				Actual % change	CER % change*1
Japan*2	390.9	261.4	(129.5)	(33.1)%	(33.4)%
United States	838.4	1,032.5	194.1	23.2%	3.2%
Europe and Canada	354.0	409.0	55.0	15.5%	8.3%
Asia (excluding Japan)	89.7	105.7	16.0	17.8%	3.8%
Latin America	61.4	83.3	21.9	35.7%	18.7%
Russia/CIS	25.1	37.8	12.7	50.7%	19.6%
Other*3	35.0	45.1	10.1	28.8%	36.7%
Total	1,794.4	1,974.8	180.3	10.1%	(2.3)%
*1 Please refer to (ii) Core Results (April 1 to September 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the six-month period ended September 30, 2021.
*3 Other includes the Middle East, Oceania and Africa.

Revenue by Therapeutic Area
The following shows revenue by therapeutic area:

	Billion JPY or percentage
	FY2021 H1	FY2022 H1	Change versus the same period of the previous fiscal year
Revenue:				Actual % change	CER % change*1
GI	429.1	546.4	117.3	27.3%	11.7%
Rare Diseases	300.1	362.2	62.2	20.7%	8.3%
Rare Hematology	141.6	155.7	14.1	10.0%	(1.5)%
Rare Genetics and Other	158.5	206.5	48.0	30.3%	17.0%
PDT Immunology	238.0	314.0	75.9	31.9%	14.2%
Oncology	233.7	225.3	(8.4)	(3.6)%	(11.5)%
Neuroscience	233.7	302.3	68.6	29.3%	10.6%
Other*2	359.8	224.6	(135.2)	(37.6)%	(41.1)%
Total	1,794.4	1,974.8	180.3	10.1%	(2.3)%
*1 Please refer to (ii) Core Results (April 1 to September 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the six-month period ended September 30, 2021.

Year-on-year change in revenue for this six-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 546.4 billion JPY, a year-on-year increase of 117.3 billion JPY, or 27.3% (CER % change: 11.7%). Growth was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 346.6 billion JPY and a year-on-year increase of 90.7 billion JPY, or 35.4%. Sales of ENTYVIO in the U.S. increased by 72.5 billion JPY, or 42.3%, to 243.8 billion JPY, driven by a continued increase in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD and favorable foreign exchange rates. Sales of ENTYVIO in Europe and Canada increased by 12.2 billion JPY, or 18.3%, to 78.8 billion JPY, supported by continued launches of the subcutaneous formulation. In the Growth and Emerging Markets, the increase in sales of ENTYVIO was led by growth in Brazil. Sales of DEXILANT (for acid reflux disease) were 38.0 billion JPY, an increase of 12.3 billion JPY, or 47.8% versus the same period of the previous fiscal year, due to the increased sales of authorized generics in the U.S. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 48.4 billion JPY, an increase of 11.6 billion JPY, or 31.5%, primarily due to increased market penetration and new country launches, including Japan in August 2021. Sales of TAKECAB/VOCINTI (for acid-related diseases) were 54.7 billion JPY, an increase of 5.6 billion JPY, or 11.4%, versus the same period of the previous fiscal year, primarily due to increased sales in China. In Japan, sales were mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration, despite

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
a negative impact associated with the market expansion re-pricing applied in April 2022. Sales of PENTASA (for UC) were 4.7 billion JPY, a decrease of 5.3 billion JPY, or 53.2%, versus the same period of the previous fiscal year due to generic erosion in the U.S. from May 2022.
•Rare Diseases. In Rare Diseases, revenue was 362.2 billion JPY, a year-on-year increase of 62.2 billion JPY, or 20.7% (CER % change: 8.3%).
Revenue in Rare Hematology increased by 14.1 billion JPY, or 10.0% (CER % change: -1.5%), to 155.7 billion JPY. Sales of ADVATE (for hemophilia A), ADYNOVATE/ADYNOVI (for hemophilia A) and FEIBA (for hemophilia A and B) increased by 1.1 billion JPY or 1.8% to 62.4 billion JPY, 4.4 billion JPY or 14.8% to 34.4 billion JPY, and 1.1 billion JPY or 5.6% to 21.3 billion JPY, respectively, primarily due to favorable foreign exchange rates partially offset by negative impacts from competition in the U.S.
Revenue in Rare Genetics and Other was 206.5 billion JPY, a year-on-year increase of 48.0 billion JPY, or 30.3% (CER % change: 17.0%). Sales of TAKHZYRO (for hereditary angioedema) were 72.8 billion JPY, an increase of 25.3 billion JPY, or 53.2%, versus the same period of the previous fiscal year primarily due to expansion of the prophylactic market, continued geographic expansion and strong patient uptake as well as favorable foreign exchange rates. Sales of REPLAGAL (for Fabry disease) increased by 8.4 billion JPY, or 32.3%, to 34.3 billion JPY, primarily due to the succession to manufacturing and marketing rights in Japan by Takeda upon expiration of the relevant license agreement in February 2022. Sales of other enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher disease) increased by 7.6 billion JPY and 2.4 billion JPY, respectively, primarily due to increased sales in Growth and Emerging Markets. Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease), which was launched in the U.S. in December 2021, were 4.2 billion JPY in the current period.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 75.9 billion JPY, or 31.9% (CER % change: 14.2%) compared to the same period of the previous fiscal year, to 314.0 billion JPY. Aggregate sales of immunoglobulin products were 245.1 billion JPY, an increase of 63.7 billion JPY, or 35.2%, compared to the same period of the previous fiscal year. Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, especially in the U.S., where the pandemic pressure is now easing, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 51.8 billion JPY, an increase of 10.0 billion JPY, or 24.0%, versus the same period of the previous fiscal year driven by strong albumin demand in Europe and in Growth and Emerging Markets.
•Oncology. In Oncology, revenue was 225.3 billion JPY, a year-on-year decrease of 8.4 billion JPY, or 3.6% (CER % change: -11.5%), impacted by the rapid generic erosion of VELCADE (for multiple myeloma) sales in the U.S. Sales of VELCADE decreased by 34.3 billion JPY, or 62.2%, versus the same period of the previous fiscal year to 20.8 billion JPY predominantly due to multiple generic entrants in the U.S. starting in May 2022. Sales of NINLARO (for multiple myeloma) were 48.8 billion JPY, an increase of 3.0 billion JPY, or 6.6%, versus the same period of the previous fiscal year, aided by favorable foreign exchange rates, which were offset partially by intensified competition and decreased demand mainly in the U.S. Sales of ADCETRIS (for malignant lymphomas) were 41.7 billion JPY, an increase of 7.6 billion JPY, or 22.2%, versus the same period of the previous fiscal year, led by strong growth in countries such as Italy and China. Sales of ICLUSIG (for leukemia) were 23.2 billion JPY, an increase of 5.4 billion JPY, or 30.0%, versus the same period of the previous fiscal year, due to steady growth in the U.S. and also aided by favorable foreign exchange rates. Sales of ALUNBRIG (for non-small cell lung cancer) were 9.7 billion JPY, an increase of 3.5 billion JPY, or 55.6%, benefitting from strong demand in the Growth and Emerging Markets and in Europe. Sales of EXKIVITY (for non-small cell lung cancer), which launched in the U.S. in September 2021, were 1.4 billion JPY in the current period.
•Neuroscience. In Neuroscience, revenue was 302.3 billion JPY, a year-on-year increase of 68.6 billion JPY, or 29.3% (CER % change: 10.6%). Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 211.2 billion JPY, an increase of 52.0 billion JPY, or 32.6%, versus the same period of the previous fiscal year mainly driven by the growth of the adult market in the U.S. and favorable foreign exchange rates. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 49.8 billion JPY, an increase of 9.7 billion JPY, or 24.3%, versus the same period of the previous fiscal year, due to increasing prescriptions in the U.S. and in Japan. Sales of INTUNIV (for ADHD) increased by 3.0 billion JPY, or 39.9%, versus the same period of the previous fiscal year, to 10.5 billion JPY driven by an increase of sales in Japan. Sales of ADDERALL XR (for ADHD) also increased, by 2.9 billion JPY or 30.1% versus the same period of the previous fiscal year, to 12.5 billion JPY mainly due to sales increases in the U.S.

Cost of Sales. Cost of Sales increased by 81.3 billion JPY, or 15.7% (CER % change: 3.9%), to 598.3 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase in our core therapeutic areas as compared to the same

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
period of the previous fiscal year. The Cost of Sales Ratio increased by 1.5 pp compared to the same period of the previous fiscal year to 30.3%. The main reason for the increase in the Cost of Sales Ratio was the effect of the sale of a portfolio of diabetes products in Japan with the selling price of 133.0 billion JPY being recorded in revenue in the same period of the previous fiscal year.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 48.4 billion JPY, or 11.2% (CER % change: -1.4%) compared to the same period of the previous fiscal year, to 480.2 billion JPY, due to the impact from the depreciation of the yen in the current period.

Research and Development (R&D) expenses. R&D expenses increased by 43.7 billion JPY, or 17.2% (CER % change: 1.4%) compared to the same period of the previous fiscal year, to 297.8 billion JPY, mainly due to the impact from the depreciation of the yen in the current period.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 68.1 billion JPY, or 33.1% (CER % change: 13.2%) compared to the same period of the previous fiscal year, to 273.6 billion JPY, mainly due to the impact from the depreciation of the yen in the current period and an increase in impairment charges for certain assets related to in-process R&D and marketed products.
Other Operating Income. Other Operating Income was 13.5 billion JPY, a decrease of 6.1 billion JPY, or 31.0% (CER % change: -36.9%), compared to the same period of the previous fiscal year primarily due to a 8.4 billion JPY change in fair value of financial assets and liabilities associated with contingent consideration arrangements recognized in the same period of the previous fiscal year.
Other Operating Expenses. Other Operating Expenses were 83.4 billion JPY, an increase of 23.9 billion JPY, or 40.2% (CER % change: 22.0%), compared to the same period of the previous fiscal year, primarily due to increases in reserves and provisions during the current period, including a 12.9 billion JPY increase of valuation reserve for pre-launch inventory, partially offset by a decrease in restructuring expenses attributable to the decrease in Shire integration costs.
Operating Profit. As a result of the above factors, Operating Profit decreased by 91.0 billion JPY, or 26.3% (CER % change: -30.7%) compared to the same period of the previous fiscal year to 255.0 billion JPY.

Net Finance Expenses. Net Finance Expenses were 33.6 billion JPY in the current period, a decrease of 24.5 billion JPY, or 42.2% (CER % change: -35.2%) compared to Net Finance Expenses of 58.0 billion JPY for the same period of the previous fiscal year. Included in the current period are a gain on prior equity method investments related to the acquisitions of GammaDelta Therapeutics and Adaptate Biotherapeutics in April 2022 as well as a derivative gain on the warrant to purchase stocks of a company that went public in May 2022 recorded in the current period.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 1.4 billion JPY, a decrease of 2.2 billion JPY, or 61.3% (CER % change: -76.7%), compared to the same period of the previous fiscal year.

Income Tax Expenses. Income Tax Expenses were 53.3 billion JPY, a decrease of 47.4 billion JPY, or 47.1% (CER % change; -44.1%), compared to the same period of the previous year. This decrease was primarily due to a tax charge of 63.7 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 in the same period of the previous year as well as tax benefits from recognition of deferred tax assets in the current period. These decreases were partially offset by the tax benefits from internal entity restructuring transactions in the same period of the previous year and tax charges from legal entity restructuring in the current period.
Net Profit for the Period. Net Profit for the Period decreased by 17.0 billion JPY, or 9.2% (CER % change: -21.1%), compared to the same period of the previous fiscal year to 166.8 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(ii) Core Results (April 1 to September 30, 2022)
Definition of Core financial measures and Constant Exchange Rate change
Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Results of Core Operations

	Billion JPY or percentage
	FY2021 H1	FY2022 H1	Change versus the same period of the previous fiscal year
				Actual % change	CER % change
Core Revenue	1,661.4	1,974.8	313.4	18.9%	5.5%
Core Operating Profit	485.7	625.2	139.4	28.7%	14.5%
Core EPS (yen)	214	288	74	34.6%	15.8%

Core Revenue for the six-month period ended September 30, 2022 was 1,974.8 billion JPY, an increase of 313.4 billion JPY, or 18.9% (CER % change: 5.5%), compared to the same period of the previous fiscal year. Core revenue for the six-month period ended September 30, 2021, was 1,661.4 billion JPY, which excluded the non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan. There were no significant items unrelated to Takeda's core operations excluded from revenue in the current period, resulting in Core revenue for the current period being the same as Reported revenue at 1,974.8 billion JPY. Business momentum was led by Takeda’s Growth and Launch Products* which totaled 759.8 billion JPY, a year-on-year increase of 205.3 billion JPY, or 37.0% (CER % change: 19.2%).
*    Takeda’s Growth and Launch Products
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY
Other: SPIKEVAX Intramuscular Injection, NUVAXOVID Intramuscular Injection

Core Operating Profit for the current period was 625.2 billion JPY, an increase of 139.4 billion JPY or 28.7% (CER % change: 14.5%) compared to the same period of the previous fiscal year driven by revenue growth in our core therapeutic areas and the depreciation of the yen in the current period.

Core EPS for the current period was 288 yen, an increase of 74 yen, or 34.6% (CER % change: 15.8%), compared to the same period of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of September 30, 2022 were 14,588.8 billion JPY, reflecting an increase of 1,410.8 billion JPY compared to the previous fiscal year-end. Goodwill, Intangible Assets, and Property, Plant and Equipment increased by 586.9 billion JPY, 368.5 billion JPY, and 177.5 billion JPY respectively mainly due to the effect of foreign currency translation. In addition, Inventories increased by 100.3 billion JPY.
Liabilities. Total Liabilities as of September 30, 2022 were 7,875.4 billion JPY, reflecting an increase of 380.9 billion JPY compared to the previous fiscal year-end. Bonds and Loans increased by 391.2 billion JPY to 4,736.6 billion JPY* primarily due to the effect of foreign currency translation and Provisions increased by 56.1 billion JPY. These increases were partially offset by a decrease in Trade and Other Payables of 127.7 billion JPY.
* The carrying amount of Bonds was 3,996.3 billion JPY and Loans was 740.3 billion JPY as of September 30, 2022. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,301 million USD)	June 2015	June 2025 ~ June 2045	188.1
Unsecured US dollar denominated senior notes (4,000 million USD)	September 2016	September 2023 ~ September 2026	553.5
Unsecured Euro denominated senior notes (3,750 million EUR)	November 2018	November 2022 ~ November 2030	529.6
Unsecured US dollar denominated senior notes (3,250 million USD)	November 2018	November 2023 ~ November 2028	466.9
Hybrid bonds (subordinated bonds)	June 2019	June 2079	498.5
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	1,003.0
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	507.3
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.4
Total			3,996.3

Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	216.1
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			0.7
Total			740.3
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
Equity. Total Equity as of September 30, 2022 was 6,713.5 billion JPY, an increase of 1,030.0 billion JPY compared to the previous fiscal year-end. This was primarily resulted from an increase of 977.0 billion JPY in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the depreciation of yen and an increase in Retained Earnings of 50.5 billion JPY. The increase in Retained Earnings was primarily attributable to Net Profit for the Period partially offset by the dividends payments of 138.2 billion JPY.
Consolidated Cash Flows

	Billion JPY
	FY2021 H1	FY2022 H1
Net cash from (used in) operating activities	400.0	305.2
Net cash from (used in) investing activities	(103.3)	(121.9)
Net cash from (used in) financing activities	(658.4)	(267.6)
Net increase (decrease) in cash and cash equivalents	(361.7)	(84.3)
Cash and cash equivalents at the beginning of the year	966.2	849.7
Effects of exchange rate changes on cash and cash equivalents	3.4	32.7
Cash and cash equivalents at the end of the period	607.9	798.1
Net cash from operating activities was 305.2 billion JPY for the current period compared to 400.0 billion JPY for the same period of the previous year. The decrease of 94.8 billion JPY was primarily driven by a decrease in trade and other payables. This unfavorable impact was partially offset by higher net profit for the period adjusted for non-cash items and other adjustments reflecting sales increases in core therapeutic areas and favorable foreign exchange rates largely offset by the decrease of cash from the sale of Japan diabetes portfolio in the same period of prior fiscal year.
Net cash used in investing activities was 121.9 billion JPY for the current period compared to 103.3 billion JPY for the same period of the previous year. This increase of 18.6 billion JPY was mainly due to an increase of 42.4 billion JPY in acquisition of intangible assets and an increase of 10.8 billion JPY in acquisition of property, plant and equipment, partially offset by a decrease of 27.5 billion JPY in acquisition of business (net of cash and cash equivalents acquired).
Net cash used in financing activities was 267.6 billion JPY for the current period compared to 658.4 billion JPY for the same period of the previous year. The decrease of 390.8 billion JPY was mainly due to a decrease in repayments of bonds and long-term loans of 414.2 billion JPY, partially offset by an increase in purchase of treasury shares of 24.4 billion JPY resulting from the share buybacks conducted in the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2023
Based on Takeda's financial results through the six-month period ended September 30, 2022, and primarily reflecting expected favorable foreign exchange rates during the remaining six-month period of the fiscal year ending March 31, 2023 (FY2022), the full year consolidated reported forecast for FY2022 has been revised from the original forecast announced on May 11, 2022.
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2023 (FY2022)

			Billion JPY or percentage
	Original Forecast (May 11, 2022)	Revised Forecast (October 27, 2022)	vs. Original Forecast
Revenue	3,690.0	3,930.0	240.0	6.5%
Operating profit	520.0	530.0	10.0	1.9%
Profit before tax	411.0	426.0	15.0	3.6%
Net profit for the year (attributable to owners of the Company)	292.0	307.0	15.0	5.1%
EPS (JPY)	188.13	197.83	9.70	5.2%
Core Revenue	3,690.0	3,930.0	240.0	6.5%
Core Operating Profit	1,100.0	1,180.0	80.0	7.3%
Core EPS (JPY)	484	525	41	8.4%

Major assumptions used in preparing the FY2022 Reported Forecast

		Billion JPY or percentage
	Original Forecast (May 11, 2022)	Revised Forecast (October 27, 2022)
FX rates	1 USD = 119 JPY 1 Euro = 133 JPY 1 RUB = 1.3 JPY 1 BRL = 24.0 JPY 1 CNY = 18.8 JPY	1 USD = 132 JPY 1 Euro = 138 JPY 1 RUB = 2.1 JPY 1 BRL = 26.4 JPY 1 CNY = 19.8 JPY
R&D expenses	(570.0)	(620.0)
Amortization of intangible assets associated with products	(438.0)	(480.0)
Of which Shire acquisition related	(358.0)	(390.0)
Impairment of intangible assets associated with products	(50.0)	(50.0)
Other operating income	12.0	13.0
Other operating expenses	(73.0)	(100.0)
Other Core Operating Profit adjustments	(31.0)	(33.0)
Of which Shire acquisition related to unwind of inventories step-up	(22.0)	(25.0)
Finance income and (expenses), net	(107.0)	(105.0)
Free cash flow	600.0 - 700.0	650.0 - 750.0
Capital expenditures (cash flow base)	(260.0 - 310.0)	(260.0 - 310.0)
Depreciation and amortization (excluding intangible assets associated with products)	(150.0)	(160.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	Mid-teen %	Mid-teen %

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
Management Guidance
Beginning from FY2022, Takeda uses growth in its Core financial measures on a Constant Exchange Rate basis (“Core Growth at CER”) to provide its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2023 (FY2022) has not been changed from the management guidance announced at the FY2021 financial results announcement on May 11, 2022.

FY2022
Core Revenue Growth	Low-single-digit growth
Core Operating Profit Growth	High-single-digit growth
Core EPS Growth	High-single-digit growth
* Please refer to 1. Financial Highlights for the Six-month Period Ended September 30, 2022, (1) Business Performance, (ii) Core Results (April 1 to September 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Other assumptions used in preparing the FY2022 Reported Forecast and the Management Guidance
•Based on currently available information, Takeda expects that its financial results for FY2022 will not be materially affected by COVID-19 or the crisis in Ukraine and Russia and, accordingly, Takeda's FY2022 reported forecast and the management guidance reflect this expectation.
•The FY2022 reported forecast and the management guidance include approximately 50.0 billion JPY revenue contribution from COVID-19 vaccines.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(4) Interim Dividend for Fiscal 2022

Takeda maintains its annual dividend policy of 180 JPY per share.

For the six-month period ended September 30, 2022, Takeda's Board of Directors approved the payment of an interim dividend of 90 JPY per share. The dividend will be paid on December 1, 2022.

(5) Other

Takeda's Initiatives to Mitigate the Impact of COVID-19
Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the internal protocols we have put in place, and monitor any potential impacts of the effects and evolution of COVID-19, including new variants, on our business activities.
Takeda is manufacturing NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine which was licensed, with manufacturing technologies transferred, from Novavax, at its Hikari facility and has been distributing it in Japan since May 2022. Also, Takeda will continue to provide distribution support in bringing an mRNA COVID-19 vaccine, SPIKEVAX Intramuscular Injection, to Japan through its partnership with Moderna.

Takeda’s Operations in Ukraine and Russia
Our commitment to patients, regardless of where they live, and to our people is unwavering and is even more important in times of crisis. Takeda is making every effort to protect our colleagues in Ukraine and to continue to supply patients in Ukraine and in the region with much needed treatments.
Takeda discontinued activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. Our focus only on essential activities is consistent with our values and ethical responsibility to our patients in Ukraine, Russia and the region who depend on our treatments. This commitment notwithstanding, we are adhering to all international sanctions imposed on Russia.
We will be increasing our humanitarian relief efforts, including monetary and medicine donations to benefit people affected by the conflict in Ukraine, and we will continue to assess new ways to provide support as we look to meet the needs of patients across the region.
In the six-month period ended September 30, 2022, revenue attributable to Russia/CIS represented 1.9% of Takeda’s total consolidated revenue of 1,974.8 billion, as indicated in the Revenue by Region in 1. Financial Highlights for the Six-month Period Ended September 30, 2022, (1) Business Performance, (i) Consolidated Financial Results (April 1 to September 30, 2022). There was no material financial impact on Takeda’s financial results for the current period resulting from the crisis in these countries. However, depending on the future status of the crisis, our results of operations and financial conditions could be adversely affected.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Six-month Period Ended September 30,
	2021	2022
Revenue	1,794,423	1,974,771
Cost of sales	(517,061)	(598,327)
Selling, general and administrative expenses	(431,854)	(480,214)
Research and development expenses	(254,081)	(297,752)
Amortization and impairment losses on intangible assets associated with products	(205,545)	(273,643)
Other operating income	19,535	13,476
Other operating expenses	(59,438)	(83,359)
Operating profit	345,979	254,953
Finance income	46,912	75,707
Finance expenses	(104,940)	(109,272)
Share of loss of investments accounted for using the equity method	(3,525)	(1,366)
Profit before tax	284,425	220,022
Income tax expenses	(100,704)	(53,269)
Net profit for the period	183,721	166,753
Attributable to:
Owners of the Company	183,648	166,756
Non-controlling interests	73	(3)
Net profit for the period	183,721	166,753
Earnings per share (JPY)
Basic earnings per share	117.08	107.62
Diluted earnings per share	116.40	106.88

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2021	2022
Net profit for the period	183,721	166,753
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	4,269	5,284
Remeasurement of defined benefit pension plans	(1,702)	13,395
	2,568	18,679
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	66,700	1,035,192
Cash flow hedges	11,553	(33,200)
Hedging cost	5,785	(22,749)
Share of other comprehensive loss of investments accounted for using the equity method	(37)	(1,085)
	84,000	978,158
Other comprehensive income for the period, net of tax	86,568	996,837
Total comprehensive income for the period	270,288	1,163,590
Attributable to:
Owners of the Company	270,198	1,163,535
Non-controlling interests	90	55
Total comprehensive income for the period	270,288	1,163,590

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2022	As of September 30, 2022
ASSETS
Non-current assets:
Property, plant and equipment	1,582,800	1,760,327
Goodwill	4,407,749	4,994,632
Intangible assets	3,818,544	4,187,055
Investments accounted for using the equity method	96,579	96,872
Other financial assets	233,554	328,894
Other non-current assets	82,611	80,699
Deferred tax assets	362,539	394,752
Total non-current assets	10,584,376	11,843,231
Current assets:
Inventories	853,167	953,450
Trade and other receivables	696,644	759,894
Other financial assets	25,305	31,932
Income taxes receivable	27,733	40,642
Other current assets	141,099	155,636
Cash and cash equivalents	849,695	798,137
Assets held for sale	—	5,925
Total current assets	2,593,642	2,745,616
Total assets	13,178,018	14,588,847

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,141,418	4,168,417
Other financial liabilities	468,943	548,344
Net defined benefit liabilities	145,847	136,318
Income taxes payable	21,634	27,483
Provisions	52,199	67,028
Other non-current liabilities	67,214	70,302
Deferred tax liabilities	451,511	465,746
Total non-current liabilities	5,348,764	5,483,638
Current liabilities:
Bonds and loans	203,993	568,228
Trade and other payables	516,297	388,616
Other financial liabilities	196,071	113,079
Income taxes payable	200,918	189,568
Provisions	443,502	484,742
Other current liabilities	584,949	646,698
Liabilities held for sale	—	788
Total current liabilities	2,145,730	2,391,720
Total liabilities	7,494,495	7,875,358

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)

	JPY (millions)
	As of March 31, 2022	As of September 30, 2022
EQUITY
Share capital	1,676,263	1,676,330
Share premium	1,708,873	1,695,544
Treasury shares	(116,007)	(100,313)
Retained earnings	1,479,716	1,530,200
Other components of equity	934,173	1,911,167
Equity attributable to owners of the company	5,683,019	6,712,929
Non-controlling interests	504	560
Total equity	5,683,523	6,713,489
Total liabilities and equity	13,178,018	14,588,847

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2021 (From April 1 to September 30, 2021)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983
Net profit for the period				183,648
Other comprehensive income (loss)					66,578	4,337
Comprehensive income (loss) for the period	—	—	—	183,648	66,578	4,337
Transactions with owners:
Issuance of new shares	8,118	14,036
Acquisition of treasury shares			(4,468)
Disposal of treasury shares		(0)	1
Dividends				(141,859)
Changes in ownership				(2,143)
Transfers from other components of equity				1,599		(3,301)
Share-based compensation		20,972
Exercise of share-based awards		(36,938)	22,982
Total transactions with owners	8,118	(1,931)	18,515	(142,404)	—	(3,301)
As of September 30, 2021	1,676,263	1,686,493	(41,037)	1,551,150	467,376	43,019

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the period				—	183,648	73	183,721
Other comprehensive income (loss)	11,553	5,785	(1,702)	86,551	86,551	17	86,568
Comprehensive income (loss) for the period	11,553	5,785	(1,702)	86,551	270,198	90	270,288
Transactions with owners:
Issuance of new shares				—	22,154		22,154
Acquisition of treasury shares				—	(4,468)		(4,468)
Disposal of treasury shares				—	1		1
Dividends				—	(141,859)		(141,859)
Changes in ownership				—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity			1,702	(1,599)	—		—
Share-based compensation				—	20,972		20,972
Exercise of share-based awards				—	(13,956)		(13,956)
Total transactions with owners	—	—	1,702	(1,599)	(119,300)	(3,804)	(123,104)
As of September 30, 2021	(56,522)	(2,807)	—	451,066	5,323,935	426	5,324,361

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
Six-month period ended September 30, 2022 (From April 1 to September 30, 2022)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068
Effect of hyperinflation				(1,960)	4,121
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the period				166,756
Other comprehensive income (loss)					1,034,071	5,262
Comprehensive income (loss) for the period	—	—	—	166,756	1,034,071	5,262
Transactions with owners:
Issuance of new shares	67	67
Acquisition of treasury shares		(5)	(27,051)
Disposal of treasury shares		0	0
Dividends				(138,217)
Transfers from other components of equity				23,906		(10,510)
Share-based compensation		29,335
Exercise of share-based awards		(42,725)	42,745
Total transactions with owners	67	(13,329)	15,694	(114,311)	—	(10,510)
As of September 30, 2022	1,676,330	1,695,544	(100,313)	1,530,200	2,022,333	16,819

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation				4,121	2,161		2,161
Restated opening balance	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the period				—	166,756	(3)	166,753
Other comprehensive income (loss)	(33,200)	(22,749)	13,395	996,779	996,779	58	996,837
Comprehensive income (loss) for the period	(33,200)	(22,749)	13,395	996,779	1,163,535	55	1,163,590
Transactions with owners:
Issuance of new shares				—	133		133
Acquisition of treasury shares				—	(27,057)		(27,057)
Disposal of treasury shares				—	1		1
Dividends				—	(138,217)		(138,217)
Transfers from other components of equity			(13,395)	(23,906)	—		—
Share-based compensation				—	29,335		29,335
Exercise of share-based awards				—	19		19
Total transactions with owners	—	—	(13,395)	(23,906)	(135,786)	—	(135,786)
As of September 30, 2022	(99,101)	(28,884)	—	1,911,167	6,712,929	560	6,713,489

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Six-month Period Ended September 30,
	2021	2022
Cash flows from operating activities:
Net profit for the period	183,721	166,753
Depreciation and amortization	283,595	326,110
Impairment losses	1,489	35,950
Equity-settled share-based compensation	20,972	29,335
Loss on sales and disposal of property, plant and equipment	219	145
Gain on divestment of business and subsidiaries	(730)	(640)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	(8,099)	446
Finance (income) and expenses, net	58,028	33,565
Share of loss of investments accounted for using the equity method	3,525	1,366
Income tax expenses	100,704	53,269
Changes in assets and liabilities:
Increase in trade and other receivables	(55,190)	(5,915)
Increase in inventories	(24,965)	(15,778)
Decrease in trade and other payables	(9,043)	(137,260)
Decrease in provisions	(63,512)	(12,939)
Increase (decrease) in other financial liabilities	1,023	(48,068)
Other, net	(17,856)	(11,887)
Cash generated from operations	473,883	414,451
Income taxes paid	(78,707)	(115,432)
Tax refunds and interest on tax refunds received	4,835	6,215
Net cash from operating activities	400,011	305,234
Cash flows from investing activities:
Interest received	2,126	1,456
Dividends received	142	2,415
Acquisition of property, plant and equipment	(60,601)	(71,423)
Proceeds from sales of property, plant and equipment	389	97
Acquisition of intangible assets	(25,182)	(67,562)
Acquisition of investments	(3,591)	(4,694)
Proceeds from sales and redemption of investments	10,070	18,400
Acquisition of businesses, net of cash and cash equivalents acquired	(27,549)	—
Proceeds from sales of business, net of cash and cash equivalents divested	2,138	—
Other, net	(1,292)	(609)
Net cash used in investing activities	(103,349)	(121,920)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)

	JPY (millions)
	Six-month Period Ended September 30,
	2021	2022
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(1)	—
Repayments of bonds and long-term loans	(441,072)	(26,900)
Acquisition of treasury shares	(2,542)	(26,929)
Interest paid	(52,668)	(52,719)
Dividends paid	(141,573)	(140,007)
Repayments of lease liabilities	(20,536)	(20,996)
Other, net	(13)	(42)
Net cash used in financing activities	(658,405)	(267,593)
Net decrease in cash and cash equivalents	(361,743)	(84,278)
Cash and cash equivalents at the beginning of the year	966,222	849,695
Effects of exchange rate changes on cash and cash equivalents	3,402	32,720
Cash and cash equivalents at the end of the period	607,881	798,137

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2022 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2022.
Takeda calculated income tax expenses for the six-month period ended September 30, 2022, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
On October 27, 2022 (U.S. time), Takeda will redeem 1,000 million USD in unsecured U.S. dollar-denominated senior notes issued in November 2018 in advance of their original maturity date of November 26, 2023. The impact from the accelerated debt prepayment on the consolidated statements of profit or loss will not be material.